Exhibit 11.
 Statement Regarding Computation of Per Share Earnings

 In thousands, except per share amounts

 For the periods ended March 31             1997       1996

Primary earnings per common share:
  Average common shares outstanding ....    11,400    11,295
  Common stock equivalents .............       258       129
                                           -------   -------
    Average shares and share equivalents    11,658    11,424

Net income .............................   $ 5,548   $ 3,736

Primary net income per share ...........   $  0.48   $  0.33

Fully-diluted earnings per common share:
  Average common shares outstanding ....    11,400    11,295
  Common stock equivalents .............       258       129
                                           -------   -------
    Average shares and share equivalents    11,658    11,424

Net income .............................   $ 5,548   $ 3,736

Fully-diluted net income per share .....   $  0.48   $  0.33